American National Insurance Company
One Moody Plaza
Galveston, TX 77550-7999

November 26, 2008



The United States Securities And Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0506

Attn:  Craig A. Ruckman

Re: American National Insurance Company (American National)
      American National Variable Life Separate Account
      Registration Statement No. 333-53122
    	Supplemental Response to Comments received 10/21/08

Dear Mr. Ruckman:

We hereby submit this supplemental response to comments received on October 21, 2008 to our September 8, 2008 filing for Registration Statement No. 333-53122. We have restated staff's comments below and will address them in order.

1.  General

  a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

American National has reinsurance agreements in place that support the Company's guarantees under the policy. Those reinsurance agreements consist of the following:

* Reinsurance Treaty UL2000 with Allianz Life Insurance Company of North America, et al. (Effective April 1, 2000);
* Treaty U24 with Gerling Global Life Reinsurance Company
  (Effective June 1, 2003);
* Treaty U24 with Swiss Re Life and Health, Inc. (Effective June 1, 2003);
* Treaty U24 with Munich American Reassurance (Effective June 1, 2003);
* Treaty 3036 with Munich American Reassurance Company
  (Effective March 1, 2003);
* Treaty No. U24 with General & Cologne Life Re of America
  (Effective June 1, 2003); and
* Treaty No. U24 with Swiss Re Life & Health America, Inc.
  (Effective December 31, 2004).

All of these agreements have been filed or incorporated as exhibits to Part C of the Registration Statement.

  b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

American National confirms that the contract name on the front cover page of the prospectus (WealthQuest III Variable Universal Life) is and will continue to be the same as the EDGAR class identifiers associated with the contract.

  c. The staff notes that the contract is offered under two forms, WQVUL and WQVUL08. It appears that WQVUL charges fees based upon the 1980 CSO Mortality Tables, while WQVUL08 charges fees based upon the 2001 CSO Mortality Tables. Please confirm that this is in fact the primary distinction. Separately, the cover page states that WQVUL was marketed prior to November 2, 2008. Please clarify supplementally at what point contracts offered under form WQVUL will no longer be held out for sale.

American National confirms that the primary distinction between WQVUL and WQVUL 08 is that WQVUL charges fees based upon the 1980 CSO Mortality Tables, while WQVUL08 charges fees based upon the 2001 CSO Mortality Tables. American National further confirms that WQVUL will not be offered or held out for sale after December 31, 2008.

  d. The prospectus ostensibly describes differences between the WQVUL and the WQVUL08 policies in the sections where the differences exist. For clarity, please note this approach here in the cover page. Please also consider highlighting in bold the differences relevant to the WQVUL policy holder where those differences are disclosed.

American National has noted the differences between the two policy forms as requested.

2.  Risk/Benefit Summary: Risks of the Contract (pp. 7-8)

    Limitations on Transfers (p. 7): Please clarify that the 12 free transfers in a contract year only represent transfers between subaccounts.

    American National has clarified this limitation as requested.

3.  Risk/Benefit Summary: Fee Tables (pp. 8-10)

  a. Please revise the Fee Tables to include two fee tables: the first should be applicable only to contracts offered under form WQVUL08 (based upon the 2001 CSO tables) and the second should be applicable only to contracts offered under form WQVUL (based upon the 1980 CSO tables). Please note prominently when an investor will be subject to each set of fees.

     American National has included two fee tables as requested.

  b. Cost of Insurance (p. 9): Footnote 1 notes that the cost of insurance charge varies by individual characteristics. Please disclose those characteristics.

     American National has disclosed the characteristics as requested.

  c. Automatic Increase Rider (p. 9): The representative charge notes that the fee is based upon each $1,000 of specified amount, while the minimum and maximum charges do not appear to be based on each $1,000 of specified amount. Please resolve this discrepancy.

     American National has clarified as requested.

  d. Term Rider (p. 9): The representative charge notes that the fee is based upon each $1,000 of rider death benefit, but it is unclear whether the minimum and maximum charges are based on each $1,000 of rider death benefit. Please resolve this ambiguity.

     American National has resolved this ambiguity as requested.

  e. Please disclose the fee for the Overloan Protection Benefit.

     American National has disclosed the fee as requested.

4.  Glossary (pp. 11-12)

     Please add the term "Home Office" to the Glossary.

     American National has added this term as requested.

5.  Guaranteed Coverage Benefit (pp. 19-20)

  a. Please provide an illustration of the payments needed, including the effect of partial withdrawals and contract debt, to keep the Guaranteed Coverage Benefit in effect. Please also clarify the factors that determine the Guaranteed Coverage Premium.

     American National has clarified the factors as requested.

  b. The prospectus notes that a Guaranteed Coverage Benefit for a period up to age 100 "was offered" to holders of WQVUL policies. Please clarify whether holders of those policies who have elected this period are still entitled to that coverage. Please also ensure that similar references to rights and obligations under the WQVUL clarifies the status of those rights and obligations.

     American National has made the clarifications requested.

6.  Loan Benefits (pp. 22-24)

     Please disclose the factors considered when determining whether a loan is a preferred loan.

     American National has clarified the preferred loan provision as requested.

7.  Overloan Protection Benefit (p. 24)

  a. Please clarify when must the Rider be elected, e.g., whether it can be elected as late as when the owner has been given a notice of lapse.

     American National has clarified as requested.

  b. The prospectus notes that the IRS may deem the Contract Debt to be taxable. Please clarify generally what is the type of the taxation (capital gains, income) and the reasons why such a determination may be made.

     American National has clarified tax disclosure as requested.

8.  Allocation of Premiums and Accumulation Value (pp. 31-32)

     Please confirm that the disclosed dates of the liquidation and the reorganization remain unchanged.

     American National has updated and confirmed the dates of the liquidation and the reorganization as requested.

9.  Charges and Deductions (pp. 33-37)

  a. The prospectus states that "certain monthly deductions and daily asset charges will reduce the accumulation value." This statement suggests that there are monthly deductions or daily asset charges that will not reduce the accumulation value. Please clarify whether this is in fact the case.

     American National has clarified the statement as requested.

  b. Rider Charges (p. 34): Please disclose the charges applicable to the various riders.

     American National has disclosed the charges applicable to the riders as requested.

10.  The Funds (pp. 40-44)

  a. Please confirm that the disclosed dates of the liquidation and the reorganization remain unchanged.

     American National has updated and confirmed the dates of the liquidation and the reorganization as requested.

  b. The footnotes under American National Investment Accounts do not appear to be tied to the correct funds in the list. Please confirm that these footnotes are accurate.

     American National has corrected the footnotes and confirms that they are now accurate.

If you have any questions or need any additional information, please feel free to contact me at (409) 621-7739.

Sincerely,


Dwain A. Akins, J.D.
Senior Vice President, Corporate Affairs/Compliance
Chief Compliance Officer
American National Insurance Company